Filed by Penn West Energy Trust

This communication is filed pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Company:  Canetic Resources Trust

Commission File No.:  1-32728

Date:  November 5, 2007

SCOTIA CAPITAL

Moderator:  Lawrie Lewis

10-31-07/2:45 pm CT

Confirmation # 21354191

SCOTIA CAPITAL

Moderator: Lawrie Lewis

October 31, 2007

2:45 pm CT

Operator:                                                                      The call has begun. I would now like to turn the conference over to Mr. Dean Morrison.

Dean Morrison:                                    Thank you.

Thank you and welcome to the analyst overview section covering the weekly announced strategic combination of Penn West Energy Trust and Canetic Resources Trust.

This information session has been put together to help the analyst community and provide a form to ask any specific questions you may have with respect to the deal.

Speaking today, will be Bill Andrew, President and CEO of Penn West Energy Trust and Paul Charron, President and CEO of Canetic Resources Trust, I will turn it over.

The presentation that they will be speaking to is available on the Web site of both Penn West and Canetic at www.pennwest.com and at www.canetictrust.com, you can download it there.

There’s also information there with respect to - and we will provide additional information with respect to getting the replay of this call, if necessary.

I’ll now turn over the presentation to Paul Charron of Canetic Resources Trust to kick it off. And we’ll move first in there, thank you.

J. Paul Charron:                                  Okay. Thanks everybody for taking time out of your busy day. So Bill and I are going to go to this presentation and to share some of the slides, to share some perspective. We like to keep it pretty informal, so you just go ahead and ask your question (as we go along).

There are some other members of management here in the crowd. There’s Rick Tiede who is the Vice President - Senior Vice President of Business Development in new organization, (unintelligible) Dave Middleton, there he is, Dave (unintelligible) Chief Operating Officer, Mark Fitzgerald, who’s going to be Senior Vice President of Operations in the new entity, Dave Broshko, Senior Vice President of Financial Reporting is on here, there’s Todd, Senior Vice President in charge of Treasury.

Our two illustrious Chairmen are here as well — John Brussa, of course, and Jack Lee. And am I missing somebody from - we’ve got everybody, Dean Morrison and of course our director of investor relations, Shane is here as well and these guys are working (on late) by the way, putting this information together.

So (unintelligible) to Bill, I think, could you just take it off here and talk about your rationale.

((Crosstalk))

William Andrew:                            Okay.

I have to thank our adviser Scotia for (unintelligible), “What are you doing with that one?” And he said, “I don’t know.” Or maybe we should bring them together. So I called (unintelligible) we asked him, (we have to take a room), we talked maybe three or four (unintelligible) and thank you all for coming.

The strategic combination and the rationale of this, to give an overview is, in the back of all their minds and in the back of the mind (per staff) was where the trust will go in post 2011 and as your post 2011, how do you prepare for the inevitable time when the tax laws change within the trust sector.

We felt and (was) - that we would like to make the move sooner rather than later to try it and develop the start of a company that was - I don’t think uniquely go to 2011 but very aggressively (work) 2011.

As it turns out, our philosophy is very similar. And so we had one of those inevitable little chat and we knew the Canetic assets, Paul, certainly had less - knew a lot of the assets we have.

As to this and that side of trust companies we’ve been against each other on a lot of the assets when we’re buying them.

So - and we both - and we’re playing a little bit of the same game, both interested in light legacy (fields), both primary concentration is Western Canada, and very, very similar operating philosophy

So here we are today. What do we bring to the markets? We’re bringing up a combined entity that will have enterprise value of $15 million that will make us the - get some (notch).

And I got stupid with the lawyers last night, there was some argument about, what do you call the flagship or something or premier or - and we call it flagship energy trust.

The big part of that is the second point.

We looked at our portfolio assets and then looked at the combined portfolio of assets. And where we believe we can create as a genuine niche for ourselves, besides - some of the interesting things we’ve got going on the third point (with our) conventional opportunities was the fact that we now become the dominant light oil producer in Western Canada, I don’t think that’s a bad thing (unintelligible).

So we’ve been working (unintelligible) obviously we’re trying to squeeze more of our light oil assets. We think with the combined groups (unintelligible) an even better job and we’ll have better allocation of our (capital) to those projects.

We are, as you know, still very keen on (CO2) in trying to make that happen and we think it’s a - probably another step towards that end. But it takes us up a little further along on what we need to know, whether (unintelligible) or stripping (CO2) and other chemical plants and refineries.

And we tend to move towards that next step. But I’ll be generally - today give out that. There’s no - we don’t have a plan like that but just an idea that (is) - sometimes you have to make things happen yourself when we are doing that.

On the unconventional side of it, (unintelligible) conventional opportunity. On the unconventional side we both have coalbed methane. We have on what we think is a - is still a (unintelligible) all of you know, we’ve all had the (unintelligible) give me the treatment over the past year that we haven’t moved ahead as we desperately - as I would have liked to do (unintelligible) that doesn’t take the oil (on the ground). The oil is still (on the ground).

We are better now than we were a few months ago, and we’re going to get better than that. But there’s a (unintelligible) managed resource there.

We are both looking at (tight rock), be it shale gas. One thing that we have not talked about (unintelligible) before is the fact that we have a large (recognition) on shale gas (unintelligible).

From a Canetic side, we’ve been working on (players) and entity, the deal that was done recently with Titan, again, with (tight rock) entity in (unintelligible) that is a medium (unintelligible) reasonable or more than reasonable (unintelligible) and I think this technology (and I always believe) that technology that we can take to other place as well which we get going on that.

The other - to add a little highlight from us from the Penn West side, I know (unintelligible) is the fact that always (unintelligible) and two in staff. I know Rick particularly is very good at that, so (unintelligible) US and we certainly think that’s 200,000 barrel a day (unintelligible) Western Canada basis so we’ll use that as a baby step to take a much larger step.

I’ll skip it over to Paul as he’ll talk about the financial part of the deal and some of the things that we’re bringing when we merge these things. Paul?

J. Paul Charron:                                  Okay.

And I guess on 5% that actually Bill touched on a little bit, it was uncanny when we set down (unintelligible) direction where we wanted to go with each organization.

You know, I’ve never been (unintelligible) and I thought we needed to be larger and ultimately, if you look at what’s worth 2011 that the critical math that a transaction of this need could bring or in other - in our other combination was - little gives us the optionality that pursues them (these) unconventional opportunities that we see in our asset base and including that Bill is mentioning on the Penn West asset base.

And also if we start to look in US, international opportunities, again, the scale and the critical math and financial flexibility, and it just takes it to another level could be essentially (substantial) opportunity.

I mean, I can give them example. We look at (unintelligible) but we didn’t look at - (although this is a $3.5 billion) transaction (unintelligible) we can do the deal at Canetic standalone, it was a $3.5 billion deal.

But as a combined entity, but you know, (it’s not a) significant a transaction anymore, so (unintelligible) there’s great (opportunity) for that.

Transaction detail, so you guys are aware, it will operate under a (technical) standard. Bill mentioned this morning on a conference call that at some point down the road we’ll probably look at (rebrand) and (unintelligible) with our combined staff.

Exchange ratio is .515 as you all were aware, Penn West (unintelligible) Canetic, 7% premium to yesterday’s close. There is a special time - one-time special distribution of 9 cents that will be provided to the Canetic unitholders.

Basically this includes the (unintelligible) is different from the distribution between, you know, closing or after closing for six months.

The initial distribution (unintelligible) Penn West is paying today.

The transaction, of course, (unintelligible) unanimous approval from the board. There have been (unintelligible) provided by each of the respective advisers (unintelligible) Scotia on (the site).

(Plot) or arrangement, the (pro rata) company will be on 67% by Penn West unitholders, and 33% by Canetic. It is (unintelligible) so your standard transaction, you will have a vote, we being the Canetic site will have a vote unless it’s not required vote in this transaction.

The (circular) will be mailed in December and the Canetic unitholders schedule - unitholder meeting is scheduled for January of 2008.

In charge of the benefit, you know, we’ve talked on this a little bit. I mean, this will form the largest conventional (unintelligible) North America, interestingly enough as we’ve seen this point. We’re going to represent 23% of production and 21% of the market capitals.

It only got (earnings trust) which is really - I mean, that’s a good - very significant.

Obviously, you know, we think that the - again, we touched on this, improved (capital decision). (It clearly) allows us, you know, to develop the unconventional opportunities that we see whether it’d be the Peace River opportunity, of course, which is a huge, huge, huge opportunity, something that we didn’t have, obviously, one of the directions of Canetic, is to look at the unconventional opportunities that Penn West bring (unintelligible) they have (unintelligible) at this point.

(Unintelligible) the (CBM) course, we both have (unintelligible) shale gas and of course the (oil) opportunities with all of the light oil pools that we have been acquiring. And I say we jointly have been acquiring over the last few years.

And we think (unintelligible) have liquidity on both the TSX, the (NY) - the New York Stock Exchange, we’re expecting (unintelligible) (lowest results) in a major - or significantly increase waiting in the major (industries) will include in the S&P and the TSX 60.

No question from our perspective that, you know, on this side, the $15 billion enterprise organization (unintelligible) it will provide us broader access to the capital market.

Early significant (unintelligible) diversity that we’re talking about that a lot today so it gives us opportunities depending on, you know, the price of the commodity, which commodity may be unfair or, whether it’d be oil or gas.

But we have huge diversities in our asset base and again significant opportunity (unintelligible) perspective where we want to spend our money.

We talked a little bit about this - our expansion both domestically, US, international, and again, doing this (still) I think it’s going to be great opportunity to do that.

On the pro forma asset base rivaled the senior (unintelligible) I think is only interesting, not just the trust but the senior industry companies in North America so it’s giving us real flexibilities as we go into 2010, 2011.

The safe harbor rules of thumb, expansion really is unlimited (unintelligible) given the safe harbor rules of this combination presented to us. And also the tax pool decision and we’re over 5.5 billion in tax which at the end of ‘07 growing so it gives us huge flexibility as we go on to 2011, of course over the next three years, and it actually will continue to decrease our tax pool base.

William Andrew:                            (Unintelligible) and that’s where some of you have probably observed (unintelligible) it would appear that it works very well here. And one thing that I committed with Paul very early on is that we’re going to make this a truth compliance company and we’re a base of strength.

And both of us as companies that have some (more) on how we did things and we believe that there will be strength from taking both of the company’s vehicle and putting them together.

And I believe this will give us broader awareness and instead of getting (unintelligible) the capital market acquisition, this position some (high yield) is we have been (unintelligible) meticulous operator and I will continue to do that.

The - a little bit of a thrill at the top, I’m - I’ll be the Chief Executive Officer of the company and I’m as committed as everybody here to keep this thing going and moving ahead.

Dave Middleton who was our Chief Operating Officer is our Chief Operating Officer in the combined company and Paul will take the role as president, there’s the three of us to find - put our heads together quite a bit and work together as - with the other members of the senior executive team.

The other members are Rick Tiede, hiding in the corner down there. He’s kind of a - I find him kind of a Tazmanian Devil version myself.

((Crosstalk))

William Andrew:                            (Unintelligible) really, really wants to push this thing ahead and you all look at every nook adding underneath stuff to move this thing ahead. And Rick will have responsibility for business development (unintelligible) and corp development, new ventures, we have two things like that, a little conventional, probably (stood) around a little bit but under - generally under Rick’s tent will be as a big (unintelligible) of the company side of the (unintelligible) anyway.

We’ve got two great financial people. They’re the two CFOs of each individual company. Todd will be looking after the treasury function. Dave Broshko will be looking after the financial reporting and we - we’re trying to find a title (unintelligible) big responsibility in this - as bigger responsibility as Todd has in the company, the financial reporting and how you get your numbers and making sure they’re right, making sure they’re (out of the box) are often what Dave is going to be looking.

Brian Evans will - Senior VP, General Counsel and Corporate Secretary.

On the other side, our legal group is also ahead of our (land) group and Keith Luft will look out what we call stakeholder relations (unintelligible) (land and mineral) administration. It made the regulatory business with presentations. All of our many, many stakeholders (on the surface) and you can well imagine (unintelligible) that they combine (unintelligible) live interaction there.

The three shares (in Tokyo) (unintelligible) Mark and Eric. Mark (unintelligible) was really we screwed up last night. Mark, Senior VP of Engineering and he will have responsibility for a lot of the operations in terms of (drilling) completions, facility but one thing we’re also going to push down to Mark is basically the engineering accountability with the company. And we feel that he is excellent, the right individual for that.

Eric Obreiter is our Senior Vice President of Production and the one thing I’ve always said about Eric, his job is to make sure (unintelligible) but - and (unintelligible) that they’re - when they’re headed to (unintelligible) this week and he’s done a very good job.

Thane Jensen I’ll receive him for last and him and Rick are fire fighter in the organizational chart, but they think very much alike. And so they will look after some more conventional ideas, as far as exploration and development is concerned.

But again, he’s very much like Rick. He likes (unintelligible) I think beyond what is on a sheet of paper.

So I am very, very fond with what we’re doing with the management team. And this is not (unintelligible) the overpaid (unintelligible) the things that we’re bringing in below.

There’s a lot of strength for them to shoot companies as I - I just have the feeling this thing is kind of working. It’s going to work very well.

And we are going to plan - and it’s interesting, wanting to get all the past couple of weeks to went through the (unintelligible). We’re pushing out of these trouble and (unintelligible) yeah, he can do that, he can do that.

And the engineers, I think they have the most - doing all the way down to (unintelligible).

So it will work. And then one question we have this morning was on (staff) is — combined staff of (about 1600) people on this field site. I’ve always sound that you need operator and (those are intentions) to move in the operator (unintelligible) and we have very similar velocities as well with keeping our operators on staff. And we’ll just strengthen the field operation (unintelligible).

The head office level, everybody talked about the lack of men and I think one thing we’re going ahead of it is that we’re going to talk about (unintelligible) going forward. So there’s no - I am not going to sit here or stand here and say (unintelligible) we’re going to - new target (resembles that) we’re not going to do that. I think that, you need people and you need good people (unintelligible) combination.

(Unintelligible) go ahead.

Man:                                                                                         What’s your - if you look at (unintelligible) what was your attention that (unintelligible) later after the (unintelligible).

William Andrew:                            About 75, and you do that (unintelligible). People say, you know, that Chief Executive Officers, holy crap, I’m not going to go over there and/or, you know, I don’t like to (unintelligible) whatever or they have another (object) and as you know in - with the Canetic (unintelligible) sometimes people does have a little bit in their (stock) market then they say (unintelligible) smaller company.

So - and we haven’t built that (unintelligible) expectation would be that there may be benefit (unintelligible) in combination of both companies (unintelligible) I have a couple.

One is, it is unusual to see the management team that come together like (unintelligible) I think it speaks to (unintelligible) of both sides, when they look at the transaction, the combination of assets and the opportunities in front of it.

I mean, it’s - you need the depths (unintelligible) you need the depths to carry for as an (unintelligible) with the opportunity in an organization that size, right to the whole organization.

I think one of the things that - our view is that because we auction our office today and with these guys (unintelligible).

And that they see the - and they see those as an opportunity. And the fact that (unintelligible) are here and, you know, I’m looking forward to working with, you know, the Penn West Management Team I think this should be given out some confidence that hey, you know, obviously, we believe in that. We think it’s a great opportunity, we think it’s a (bright) thing and people are talking about (unintelligible).

Man:                                                                                         (Interesting) and the part of it all is that the three people up here - total (unintelligible) titles and positions (unintelligible) probably less than 10 minutes.

And that’s where we want to drive that, and said it’s not, not about who’s where and who’s what, it’s just that both companies love going forward and people having a piece for the company and having a piece (unintelligible).

J. Paul Charron:                                  So the financial profile (unintelligible) already, enterprise value, on a combined basis is over 15 billion dollars the organization.

Market capital is over $11 billion. We’ll have about 370, 375 million units outstanding when we closed the deal. Debt of about 3.9 billion, cash flow of 2 to 2.2 billion (straight number).

(Unintelligible) about 1.8 to 1.9, 9 times debt to cash flow which is (credit line) (unintelligible).

And we’re looking to start with the course of distribution of 34 cents per month, looking at an estimate (unintelligible) ratio of somewhere between 57 and 72 (unintelligible).

((Crosstalk))

Man:                                                                                            (Unintelligible).

Man:                                                                                            You can tell the guys to put this together (unintelligible).

((Crosstalk))

Man:                                                                                         All right. Now we’re looking at 200,000 to 210,000 (unintelligible) equivalent for 2008 and their estimate - pretty low balance of 58% (crude oil liquid), 42% gas.

Reserves, so December 31 or January 1, 2007 also including the transaction, 800 million BOEs of proved plus probable reserves, huge companies, 600 million BOEs of proved reserves, a Reserve Life Index of about 11 years and we’re looking to spend 900 to a billion dollars.

And I know Dave and Rick and Mark and Shane and Brian has already spent a whole bunch of thought in this (unintelligible) process that we’re looking at. We were going to spend our 900 to a billion dollars. We’ve got pretty good sense of what’s going with that already.

And (like an undeveloped) (unintelligible) of course were some very significant of 4.3 million (unintelligible) move on. You will get the percentage payer on the last slide on your CAPEX and you combine the 700, 1000, 20% of cash flow on your (unintelligible) group participation (unintelligible).

The group participation is we’re looking at about, I want to say, about 15% - Todd, is that right?

Todd:                                                                                        Yes…

J. Paul Charron:                                     Yeah, about 15%.

Man:                                                                                            A little over 200…

J. Paul Charron:                                     Two hundred fifty million.

((Crosstalk))

J. Paul Charron:                                     With 250 million next year and distribution with 1.4 to 1.5 billion.

Man:                                                                                            And essentially (covers that).

J. Paul Charron:                                     Yeah.

Man:                                                                                            What was your philosophy on (unintelligible) change control or any issue on that (unintelligible)?

J. Paul Charron:                                     No. So the way we’re structured is that we developed this conventional (unintelligible) as the intention.

You know, (unintelligible) we’re looking at our balance sheet, 1.8, 1.9 times pretty much around (unintelligible) one of the beauty of the transaction of this organization (were going to be investment grade), is going to be significant opportunities for us to diversify (unintelligible) 20 or 30 or bond, and you know, we can do (unintelligible) and seem that we can do on individual organization support.

But I think that affords us the opportunity potentially maybe carry a little bit more (debt) because of the ability, of course, to diversify into longer term sort of (unintelligible) capital site instruments.

Man:                                                                                            For modeling, what would you look at is total (unintelligible).

((Crosstalk))

Man:                                                                                            (Unintelligible).

Man:                                                                                         Okay.

Combine a company (unintelligible) to crude oil. We’ll (unintelligible) light and the NGL 44% of the production time, 14% - heavy oil and 42% natural gas, again the reserves are basically reflected as, you know, (unintelligible) gas reserves faster than you give the oil so we’re 37% of (unintelligible) 47 on (unintelligible) 10% conventional heavy oil.

So this is not a - this is truly a light oil story in terms of our producing, plus natural gas so that’s the, heavy oil was there and heavy oil will become important as well.

The other thing it does, it gives us a little room that essentially (unintelligible) fill in as we develop (unintelligible) in Western Canada we would like to obviously continue to develop that and move initially towards (more 48) and then elsewhere.

We have some - as far as strategically and I’ll speak for both companies, one place (unintelligible) that we had looked at getting into in a much bigger (unintelligible) so we’ve got the ability to put these two things - two companies together.

And we have a good chunk in (unintelligible) little bit all group on the (unintelligible) as well I don’t think they picked up quite all and throw all the stuff a little bit there.

In the Southwest (unintelligible) this is where Canetic has got their new (unintelligible) area and we’re down there with facilities which is an interesting thing so we’ve got expenses (unintelligible).

As we move through the (plain area), again, then that’s our (unintelligible) provision in the past through their (unintelligible) Alberta.

The way we’re going to set up the company going forward is the - (unintelligible) of the North Central, East Central, Southwest.

And so what we’re going to do is do a little bit (unintelligible) we plan on having a light oil. So the light oil group would have the (southern part) of Saskatchewan and they will look at this, again, large, large amount that we have (unintelligible) as you go up and look at the fields of (unintelligible) (Virginia-held) up into (Cape) River and (redder) so tremendous amount of light oil assets through the (unintelligible) (Alberta).

We moved then and this is a - mostly our (sales is like) in the North Central part of (Alberta), now go down into a (unintelligible).

Here we (unintelligible) heaviness to the oil (unintelligible) surrounding Saskatchewan you find your - that they’re producing stuff with both double worse the amount of viscosity as the - much (unintelligible) successful you’re doing it.

So rather than disconnect by geographical area, we’re going to connect people like what type of rock you’re looking at, what type of product you’re looking at and I think that’s going to make (unintelligible).

We do have a good position (unintelligible) gas is going to - gas is not yet, and gas will (unintelligible) the interesting thing for us about Canetic is that - if you look at where their gas resources are located in DC and in the northern of (unintelligible) we think it’s got a lot of gas going forward.

Our - we’ll stand by (unintelligible) which I think Dave is going to kick on very quickly here, is up there and that is the area that we’re trying (unintelligible) a lot of our shale gas exploration here and they’re out (unintelligible).

We don’t have (unintelligible) purchased some 40 - 35 to 40 million dollars (unintelligible).

But that’s - and that’s Western Canada and lots of plans, lots of locations and big interest and a lot of great tool.

Man:                                                                                         (Unintelligible) how much are you going (unintelligible) third party facilities right now and is there sort of a - and it’s your (unintelligible).

Man:                                                                                            A little bit, but - and then Dave (unintelligible).

((Crosstalk))

Man:                                                                                            Actually (unintelligible).

Man:                                                                                            (Unintelligible).

Man:                                                                                            Yeah.

((Crosstalk))

Man:                               …gas, land and we kick them up sufficiently…

((Crosstalk))

Man:                                                                                            (Unintelligible) and going forward we’re going to make some more money on that structure as well (unintelligible).

Man:                                                                                            I wonder that we probably (about a fair job) (unintelligible) past two years - letting that - letting analysts and letting our investors know the (depth of) project that we have in the company, I mean, you know, exactly we have tremendous (depth).

We looked at them again by price, we looked at the conventional pools. We looked at (oil times) projects from the (EOR) potentially if you go to ring (CDM) projects of combined company and the shale gas was (rated up) in here as well and then we’re going to develop some other ideas down on this country (unintelligible).

There’s lots of different stuff. Other interesting thing we didn’t bother (unintelligible) and this is the combined company and these are some of the key areas we’re going to look at.

There’s focus is going to be obviously we have a tremendous amount of work to maintain (unintelligible) let’s do that.

Another conventional properties that we believe that still room to move an optimization is lots of land (just in terms) of our development on the conventional site, we are going to squeeze more (oil) and that’s where the incremental oil and the company comes from (two places).

One is the development that we’re doing in heavy oil and in the field, the other is what we’re going to do on (EOR).

I’m still a very firm believer on (EOR). And that incremental barrel starts coming in and that is you’re going to be projects on the scale of some of the things (you’re seeing) in the oil (unintelligible) 900 million (unintelligible) what three areas, what are the three top areas (unintelligible).

((Crosstalk))

Man:                                                                                            I will give the answer (unintelligible).

Man:                                                                                            (Unintelligible) and on that one (unintelligible) in terms of reentries in that area where there’s some pretty good results (unintelligible) those are good portion (unintelligible) going there.

And we have the ability to wrap up (unintelligible) on that heading on results. You know, we’ll make the right decision then for some sort of biometric (unintelligible).

Man:                                                                                            We’ll probably (unintelligible). We’ll have a - investment program as we speak, we’re (drilling) the (seven wells) before yearend.

And again, (with this tight rock), using new technology, and one thing nice with having a large land area, we probably have 300 (unintelligible) we can experiment.

So what we do right now, we’re trying different techniques to see which is the most efficient and comp efficient, sit back for a few months, analyzing techniques and then start the game probably next year in December (unintelligible) using the optimized technique of each (unintelligible) depending on the results (unintelligible) are quite good. We do a good (unintelligible).

Man:                                                                                            Yeah, it’s sort of down here when it was...

((Crosstalk))

Man:                                                                                            …interesting thing.

And then the third area that we would continue to work on a lot of our light oil ideas (unintelligible) we plan on a much more aggressive program. We’re going up in this area. We plan on a much more aggressive program (unintelligible) interesting thing and as many of you know, when we converted to a trust, we could push on a lot of land.

We got good companies that came through. And (unintelligible), “Well, we like the land. (Where do you want it)?”

Well, we like them on the (unintelligible). We like it on the (unintelligible). So we never did (unintelligible) too much of that stuff.

We maintained very, very strong land position in the (unintelligible) and that is one area we’re going to start to look at a lot harder from an exploration point of view, we quite frankly Canetic was doing a better job than us from the (GAAP) side and the (unintelligible) area. And I believe (with combining help) you’ll think a fair advantage of that with the amount of land that we have in (unintelligible) on a combined basis.

The other thing were going to increasingly look at is some of the place where it’s a little bit (tight a rock) and (some manufacturing) techniques and completion techniques that (unintelligible) utilizing down in (unintelligible).

Woman:                                                                           Up in the shale gas area, (unintelligible) and where is your land relative to the (EOG) stuff that they’ve been (unintelligible).

Man:                                                                                            (In the same province).

I didn’t mean (to be as part of)…

((Crosstalk))

Man:                                                                                            It utilizes the (wide land) restructure so it’s closer (unintelligible) may intend it’s being exploited (unintelligible).

We feel the rock is very (similar). I believe that (unintelligible) tool probably be drilling through the (three wells) in there just when we all probably do some vertical and then kick them off until (unintelligible) so we can have a look at the shale, either look at the shale and then (hard level) so we can evaluate the productivity.

So this is going to be the first little (unintelligible) that is - you’ll see when we license the well, there’s still some land available in the area so we’re still looking at that.

And it’s been a general (unintelligible) area. It would take great advantage of those of you that follow the (unintelligible) in I think it was 1996, 1997 when we built the pipeline (already into the Nova) system on there.

So we’ve got - the only company in the Northeast and (British) company that can access both to the (unintelligible).

Man:                                                                                            So this is actually one of my favorite slides when I look at this and it has nothing to do with the (unintelligible) syndrome by the way.

((Crosstalk))

Man:                                                                                            So if you think about a (unintelligible) catch together, we were like (40, 67) (unintelligible) we were over here.

So, you know, over the time period (unintelligible) the combination of Penn West, you know, and - of course Penn West is (active it’s in own way), you know, we don’t (unintelligible) as we built an organization that is now, you know, a subsidiary player in the 15 billion-dollar (unintelligible) valued company. And, you know, who their (unintelligible) keep an eye of…

((Crosstalk))

Man:                                                                                            …and some of the other perspectives.

You know, our perspective is, you know, we’re excited about being in this company and, you know, we think there’s obviously (unintelligible) opportunity but, you know, clearly, we are a dominant (contractor), you know, we’re more than twice as bigger than the other - any other trust and I think that puts us in a very, very strong position to look forward into 2001, so, it’s kind of fun to be able to (unintelligible)

Man:                                                                                            So where do we go from here? Well, (unintelligible) from a Canetic perspective, but from a client’s perspective, every time we did a significant transaction, it was - the Chevron deal and it’s like (unintelligible) next opportunity, because (unintelligible) deal, we say this repositioned us to the next opportunity.

(Unintelligible) it’s been the same - (and doing) (unintelligible) another transaction.

And now when you look at the two of us combined, for 200,000 plus BOE a day, 15 billion during (to our mark account), we’re in a differently - it has repositioned us again for further opportunities.

So, you know, this isn’t the end for us. This is really the beginning in the positioning of Penn West to move forward.

So, you know, we still look, you know, we’re going to look for a continued growth here as we go forward

Clearly, we see ourselves as a potential consolidator in the (basin) so not just the trust sector, which we think is going to happen, assuming all of I know are in the same opinion that there’s going to be consolidation in the sector.

So expectations yes, and we look to play, potentially a part in that. But not just (unintelligible) (ENP) companies who also has their impacts or their valuation impacted by some of the events (for last year).

Clearly, we discussed looking for international and (unintelligible) opportunities and we - and let both of it have the much the equal opportunities (across the board) and across the (unintelligible) last period of time.

And also looking to go through the development of our significant - you know, (resource) opportunities and unconventional opportunities that Bill touched on.

So in an operational focus here, in terms of our strategy, assuming Bill and his team brings them a great expertise from an operational perspective, we recognize that, we’re certainly one of the teams that we saw there’s a great benefit to Canetic and our unitholders with the strength that (unintelligible) from an operational perspective.

And of course, long term resource, they’re unconventional opportunity development. We have a significant opportunities - we have division strategy for both organization over the past years, has really been, (unintelligible) to our big oil in place.

I know that Bill on a presentation made a comment that I thought it was great. The best way to find oil is to have it. And I thought that was a (unintelligible) great line.

And that if you got big oil in place, you know, ultimately this technology will improve and we’re finding that (unintelligible) perfect example where oil (unintelligible) 50 years. Often you get a technology breakthrough and, you know, you’re getting huge success in any potential huge reserves (unintelligible).

So, you know, having that oil in place, (unintelligible) light oil in place, I think it’s - from a long term perspective is - provides us a great opportunities and great organic growth opportunities as well.

Man:                                                                                            We are ready for the (unintelligible) light oil and I’ll (unintelligible).

And part of this was - and not really a revelation but, the more we’ve been thinking about light oil, as you know we’ve been a little bit (unintelligible) CO2. And I think the time for that is (unintelligible) time for waiting exchange, time to (unintelligible).

We do look at the big attraction in Alberta in the oil plant and you look at (unintelligible) in that operation. And you look at how tough it is to get a barrel of oil and how much it costs to get a barrel of oil.

And then you think back, how difficult (unintelligible) to get CO2 in that. (Unintelligible) we’re going to have to refine some drilling techniques, we’re going to have to oil (model wells), but there’s a tremendous source of oil and therefore (the technique), I believe that - it gives us the greatest opportunity to be the (tanker) of that oil. And then to do it at cost that I believe can match what they’re doing in the (oil thing) maybe with a little bit (better).

The asset diversity and - we’ve gone through a month of the royalty review and people talked about asset diversity. We have the diversity. (It’s not a case for us) (unintelligible) so we don’t necessarily want all of those (unintelligible).

((Crosstalk))

Man:                                                                                            But we have played (unintelligible) we have played in DC, we have a great days in Alberta, (with still a lot of the problems in Alberta)

But we’ll - we’ve got to go (unintelligible) and we will in the short term (unintelligible) oil patch for a long time (too, no fees no cycle).

Can you believe the time that the light oil (unintelligible) probably coming and you just don’t get in place that (unintelligible).

Conventional - the fact that we do have a big presence, it is something as - well the unconventional (unintelligible) we’re going to the one box that we didn’t fill in very well on the management structure.

And then we’re going to work to fill it in and (unintelligible) Rick and Dave who committed to do this. And that is to grow and strengthen their expiration capability and maybe a couple of key people that get brought into the organization in very short order is great thing about 200 - being 200,000 barrels which I think having (lost the lines is you’re more attractive) so the type of people that will like update budget, will like lots of land and have big ideas.

And that’s something that we’ve lacked and, you know, and I, you know, I quite firmly believe that on a (unintelligible) where Canetic (unintelligible) and worked on play - (conventional play) but we’ve got to think even beyond that.

Rick was - (and really talked about) a lot what they built out at least (unintelligible).

((Crosstalk))

Man:                                                                                            We also realize this - we’ve got to turn this thing around every year and the challenge is going to be to turn around with 40,000 barrels a day and to do that we have to have repeatable play and we have so many statutes play and we have several, a lot of hard work to do it.

But we are committed to do this. So we’re going to need sort of exploration right over the next little while, but you’re going to see a little big different (fees) than the trust sector and that we will start to have a little more exploration (unintelligible) probably seeing some (unintelligible).

There’s a little bit of (unintelligible) there’s a little bit of sensitivity in the back (unintelligible) got any questions, so go ahead.

We are - Paul and I are going to go (unintelligible) from the institutional folders. We’re available certainly up to that time.

Absolutely feel free to talk to other people and either on the organization. So you’ve been (unintelligible) I know Dave and Mark and Rick (unintelligible) are very well versed on specific (unintelligible) obviously with Dave and with (Scott) if there’s anything you need on nitty-gritty on tax pool financial - certainly try to help you.

Man:                                                                                            (Hey Bill).

Man:                                                                                            John (unintelligible).

((Crosstalk))

Man:                                                                                            Integration of major acquisitions (unintelligible).

((Crosstalk))

Man:                                                                                            Can you repeat the question for those (unintelligible)?

Man:                                                                                            (Unintelligible) integration has been a huge issue in terms of major acquisitions for the sector launch and (unintelligible).

Man:                                                                                            I think it’s - and - I believe I have enough faith in Paul as we were going through this as well as I have faith in our two Chairmen as we were going through this.

If we did sense (unintelligible) for things that - you think about the worst integration (unintelligible) probably been (unintelligible) and very different velocities we got up in our group but it gets the orders from (unintelligible) and you try to (force that together) (unintelligible) I just - I really observed (unintelligible) how particular from the point of view of the people that they have to put the (food in the table) and that’s the production people and the (job) of engineers, how they got along and how they - they’re just - they’re off (unintelligible) that I know that can be - I know and it’s not even the case of pushing it (unintelligible) if you got a - the top of an organization that are fighting over who’s got the bigger parking space and who’s got the better (unintelligible) absolutely it’s going to (filter out) into the bottom of the organization…

Man:                                                                                            Yeah.

Man:                                                                                            …I think that’s very similar. That is very similar. Both operations in Southern (unintelligible) Saskatchewan, we’re both operating (unintelligible) area. We both - we’re - people interest in (Mitsu) and that’s going to be (unintelligible)

So a lot of that, it’s not the case of saying, you know, (you have the oil person), now you’re going to do light.

So I don’t - it’s a struggle, sure you’re going to have to move people and (unintelligible) and that’s to learn who their new neighbor is. But it’s - I think it’s a case where you say things as the overwrite reason, what did we decide to accomplish.

And the thing we say to the staff involvement (unintelligible) an hour and a half is they’re saying is we say this is the opportunity. This is the opportunity. You could sit here and wait for something to happen. You could sit here and wait for 2011 and maybe somebody (unintelligible).

Or you can take the opportunity when you have it and combine things and going to go forward (unintelligible) and go with an idea that we’re going to (try). And I believe once people buy into that, we’re rolling. And they’re buying it.

And - but I also believe there will be (attracting) people that wouldn’t have looked at either company before just because (we’re trying in) what we’re doing now.

Man:                                                                                            And Mark, if I can add to that, (unintelligible) and the management team being committed, the fact this got really a combination of the management teams that are committed to make this move forward.

Normally in acquisition situation, the management team is based, they had to go and sometimes they create a certain amount of attrition which can be a challenge.

Our view here with the commitment of (unintelligible) and Bill and Dave and (unintelligible) combines organization, really that’s going to create, you know,

a lot of attraction for people, from both our positions, (unintelligible) and then, you know, to work to put this together.

And, you know, we’ve tried lots of experience, we understand the process of integration, both the organizations have had plenty of experience in terms of the mechanics of putting it together.

But I think at the end of the day, it’s (unintelligible) that’s going to drive the success for the integration.

So, you know, we too - it’s not without this challenge as we’ve all been through it but we’ve got a pretty good head start I’m thinking.

And Bill has talked about the cooperative effort of Dave and Rick and Mark and Brian and Shane and they sat down and let through the opportunities. There is no politics, there is no (PS). They said, “Look at this. Look at the opportunity. Pick the best project, let’s strive for it.” And that’s what really going to - that’s what’s going to create success.

So the (bigger) thing today is - if you look at the (unintelligible) in the room here today from the combined company. Every one of us is going to (unintelligible) a little. Our business (unintelligible) a little bit shorter in terms of - talking about (unintelligible) because of the combined company, bigger company, better company, that’s what we looked at.

And you, you know, drive that down, you can (trickle) that down and that’s what’s going to make things happen when you get (unintelligible).

Man:                                                                                            So given the bigger size and your increased potential outside of Canada, are you looking outside of oil and gas, that not going to limit to downstream or midstream. Have you given thoughts yet sort of quantity, energy related assets (unintelligible).

Man:                                                                                            Yes.

Man:                                                                                            (Unintelligible) depends on the project.

Man:                                                                                            It depends on the project (unintelligible) related…

Man:                                                                                            Yeah.

Man:                                                                                            …so, you know, obviously, one thing we’ve been thinking about is on the CO2 business, I need to (unintelligible) you gain more knowledge and (code application), you gain more knowledge on the (unintelligible).

Canetic interestingly enough has been doing a reasonable (unintelligible) work on upgrading and ideas like that. And so, those are a couple of the - a little bit (unintelligible) outside the box (unintelligible) oil and gas.

We’re not going to buy (unintelligible) like that but, you know, (unintelligible).

Man:                                                                                            One last question given the size (unintelligible) billion dollars (unintelligible) in terms of capital spending.

What do you see going on with service (unintelligible) see that going?

Man:                                                                                            They’re coming down. There’s a point and, you know, (unintelligible) there’s been a lot of discussion and (unintelligible) have come down are just going to continue to come down (unintelligible) a lot of the specialized and (unintelligible) conventional side they’re coming down (unintelligible).

We’re it’s not quite a wash it’s - an either (unintelligible) building by the airport so some of those thoughts (unintelligible) indeed electricians are (unintelligible) very devoted to the conventional oil and gas drilling service rates completion, logging, perforating and wire line work. Those are things - a lot of the facts - specialized fabrication - as a matter of having (unintelligible) people sit down (unintelligible).

We’ve got to keep working but everybody’s got to make a dollar here. And we’ve been doing that and (unintelligible) much more.

Man:                                                                                            So can you qualify (unintelligible) 10%?

Man:                                                                                            Yes.

Man:                                                                                            And you’re looking for another?

Man:                                                                                            More.

((Crosstalk))

Man:                                                                                            (I have a little bit) from the old school (unintelligible) and I think, again we’ve got a two-way discussion and say, “Okay guys, you’ve got a pretty good run but we need some (unintelligible) some areas where, you know, we obviously like the drill from (unintelligible) premium dollars for many equipment and they’re doing a little less return because the (unintelligible)

There will be some (unintelligible) discussion tonight. I’ll guarantee you (unintelligible).

Man:                                                                                            (Unintelligible).

((Crosstalk))

Woman:                                                                           Talking about your review issue there’s a mention of (unintelligible) how that would work because (unintelligible).

Man:                                                                                            Yeah. (Unintelligible) where we’ve been (unintelligible) we’ve been chasing (unintelligible) and I, you know, (unintelligible) government my thoughts was you have favors.

I think if you (unintelligible) spent the money and do some testing you probably have a map (unintelligible). I believe they’re going to (unintelligible) unit or above of the price (unintelligible) I think it’s a terrible thing for me to say but I think (unintelligible).

I am always (unintelligible) small cap, mid cap, large cap, and trust factor, so - I remember my frustrations small cap and you drill a well and you go to drill an extension (unintelligible) somebody else (unintelligible) sit down for a million years and (unintelligible).

It’s a good thing it just cost us (unintelligible) portfolio, which is very (good) (unintelligible) sometimes you get a little bit lazy if you think that (unintelligible) anywhere versus you’re going somewhere in a year, a year and a half to start looking at it.

Man:                                                                                            Yes. I think you could - we’re doing the short term negative but I don’t think (unintelligible) more aware of the (unintelligible).

Man:                                                                                            Okay, anything else?

Man:                                                                                            Thank you very much.

Man:                                                                                            Okay, thank you all for coming, it’s great.

END